Exhibit 99.68

Date: News Release: Ticker Symbols:	July 3, 2025 25-16 TSXV: MOON; OTCQX: BMOOF

BLUE MOON METALS APPOINTS STEPHEN EDDY AS SENIOR VICE-PRESIDENT CORPORATE DEVELOPMENT

TORONTO, Ontario – July 3, 2025 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; OTCQX: BMOOF), is pleased to announce the appointment of Stephen Eddy as Senior Vice-President, Corporate Development, as it continues to build out its management team to support the Company’s continued growth in the development of its critical metals portfolio through construction, financing, development, exploration and M&A. Stephen has also acquired 63,000 common shares in the open market.

“We are delighted to welcome Stephen Eddy to our team,” said Christian Kargl-Simard, CEO of Blue Moon. “The calibre of Stephen’s experience is impressive covering all aspects of a growing mining company. We look forward to Stephen contributing to the success of the business and working closely with me in all facets of strategy, financing, investor relations and corporate development.”

Mr. Eddy is a strategic financial executive with over two decades of experience leading capital markets transactions, risk management, and corporate development in the mining sector. As Senior Vice President of Business Development at IAMGOLD, he spearheaded $900M in acquisitions and $2.4B in divestitures, including landmark deals such as the $500M sale of Niobec and a $195M strategic investment by Sumitomo. Known for his sharp financial acumen, collaborative leadership, and ability to unlock value in complex, high-stakes environments, Stephen has guided transformative projects such as the turnaround of the Cote Gold project. A Chartered Professional Accountant, Master of Management and Professional Accounting (MMPA) graduate from Rotman School of Management and holds a honours BA in Economics from the University of Western Ontario, he brings a rigorous analytical approach, a passion for growth, and a commitment to operational excellence. Stephen excels in aligning strategy with execution to drive shareholder value and position organizations for long-term success.

The Company has granted a total of 200,000 incentive stock options under the Company’s share compensation plan to Stephen with an exercise price of C$3.37 per stock option and are exercisable for a period of five years from date of grant and vesting over three years.

About Blue Moon

Blue Moon is advancing 3 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States and the NSG copper-zinc-gold-silver project in Norway. All 3 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc and copper are currently on the USGS and EU list of metals critical to the global economy and national security. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Date: News Release: Ticker Symbols:	July 3, 2025 25-16 TSXV: MOON; OTCQX: BMOOF

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release includes “forward-looking statements” and “forward-looking information” within the meaning of applicable Canadian and U.S. securities laws. All statements included herein that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

We caution that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause our current objectives, strategies and intentions to change. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management, and are subject to change after the date of this news release. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the Company, its projects and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca.